SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of June, 2015

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Material Fact

The Board of Executive Officers of Banco Bradesco S.A. decided, on this date, to submit to the Board of Directors, which will resolve in a meeting to be held on June 22, 2015, proposal for the payment of interim dividends related to the first half 2015, in the total amount of R$912 million, consisting of R$0.172629101 per common share and R$0.189892011 per preferred share.

The shareholders registered in the Company’s Books on June 22, 2015 (declaration date) shall be benefited. The Company’s shares will be traded “ex-right” on dividends from June 23, 2015 on.

Upon the approval of the proposal, the payment will be made on July 17, 2015 by the declared amount, with no Withholding Income Tax, according to Article 10 of Law #9,249/95.

The dividends to be approved:

1.    represent, approximately, 11.8 times the amount of the interest on shareholders’ equity  monthly paid (net of Withholding Income Tax);

2.    will be computed in the calculation of mandatory dividends of the fiscal year, as provided in the bylaws.

Cidade de Deus, Osasco, SP, June 11, 2015

Atenciosamente,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should  you  have  any  questions or require further information, please contact Mr. Carlos Wagner Firetti, phone 55 11 2178-6201, e-mail: 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Banco Bradesco S.A.

Date:   June 11, 2015

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and Investor Relations Officer